PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

APPOINTMENT TO ITS BOARD OF DIRECTORS

Toronto, Ontario, May 15, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the appointment of Mr. Jason LeBlanc to its Board of Directors effective immediately.

Mr. LeBlanc has over 20 years of financial, business and capital markets experience in the mining industry. Most recently, he was the Chief Financial Officer of Yamana Gold Inc. from 2017 to 2023, following successively senior roles with Yamana since 2006 that included debt and equity raises totaling over $2 billion and extensive M&A and other corporate transactions totaling over $15 billion.

Mr. LeBlanc holds a Master of Finance degree from the University of Toronto and a Bachelor of Commerce degree from the University of Windsor. He also holds a Chartered Financial Analyst designation.

PNRL CEO Keith Morrison commented: "I welcome Jason to our Board. His knowledge and experience in managing mineral asset growth and public market transactions will be a benefit for our company in advancing our flagship projects in Botswana."

The Board of Directors now consists of six members being Charles Riopel, Keith Morrison, John Hick, William O'Reilly, Don Newberry and Jason LeBlanc.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various projects (Botswana, Greenland, Canada and Morocco) that complement our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer
Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.